UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 22, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on December 22, 2011, entitled "Notifiable trading - Statoil ASA".

Notifiable trading - Statoil ASA

The following primary insider in Statoil ASA has purchased shares in Statoil ASA:

Lady Barbara Judge, board member of Statoil ASA has on 22 December 2011 purchased 1,253 shares in Statoil ASA at a price of NOK 150.0775 per share and will after the purchase hold 2,488 shares in Statoil ASA.

Further information

Investor relations
Hilde Merete Nafstad, senior vice president investor relations, +47 957 83 911 (mobile)

Press
Bård Glad Pedersen, acting head of media relations, +47 918 01 791 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 22, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer